UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________________________ to ___________________________
Commission File Number: 1-35305

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Post Holdings, Inc. Savings Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Post Holdings, Inc.
2503 S. Hanley Road
St. Louis, MO 63144
(314) 644-7600

Post Holdings, Inc.
Savings Investment Plan

i

Report of Independent Registered Public Accounting Firm

To the Employee Benefit Trustees Committee of
Post Holdings, Inc. and Administrator of the
Post Holdings, Inc. Savings Investment Plan
St. Louis, Missouri

We have audited the accompanying Statements of Net Assets Available for Benefits of the Post Holdings, Inc. Savings Investment Plan (the Plan) as of December 31, 2015 and 2014, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Post Holdings, Inc. Savings Investment Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Post Holdings, Inc. Savings Investment Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Brown Smith Wallace, LLP
St. Louis, Missouri
June 27, 2016

Post Holdings, Inc.
Savings Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Investments, at fair value	$515,262,891	$78,327,361
Receivables:
Employee contribution receivable	—	93,266
Employer contribution receivable	2,378,926	409,711
Notes receivable from participants	16,287,159	3,505,629
Total receivables	18,666,085	4,008,606
Net assets available for benefits at fair value	533,928,976	82,335,967

Excess contributions payable	(11,329)	(8,591)

Net assets available for benefits	$533,917,647	$82,327,376

See accompanying Notes to these Financial Statements.

Post Holdings, Inc.
Savings Investment Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015
Additions
Investment income (loss):
Interest and dividend income, investments	$3,378,200
Net depreciation in fair value of investments	(5,671,776)
Net investment loss	(2,293,576)

Contributions:
Employer	13,527,139
Participant	22,451,085
Rollovers	4,862,857
Total contributions	40,841,081

Interest income from notes receivable from participants	545,279

Total additions	39,092,784

Deductions
Payment of benefits	38,764,842
Administrative fees	105,933
Total deductions	38,870,775

Net increase in net assets before transfers	222,009

Transfers
Asset transfers in	451,368,262

Net assets available for benefits:
Beginning of period	82,327,376
End of period	$533,917,647

See accompanying Notes to these Financial Statements.

Post Holdings, Inc. Savings Investment Plan
Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN
The following description of the Post Holdings, Inc. Savings Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan, the purpose of which is to permit deferrals of compensation by eligible employees of Post Holdings, Inc. (“Post” or the “Company”) and of participating subsidiaries and affiliates and to provide these employees with the opportunity to invest in funds for the purposes of saving for retirement.
The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986 (the “Code”), as amended. The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary requirements, as well as to meet the minimum standards for participation and vesting. The Plan is also intended to qualify as a cash or deferred profit sharing plan under section 401(k) of the Code.
Plan Participation
All regular sales, administrative and clerical employees, and certain production employees, subject to the terms within the respective collective bargaining agreements, may be eligible to participate in the Plan subject to the Plan's eligibility rules. Employees are generally eligible to make employee deferrals at their date of hire. Eligibility for Company matching contributions generally follows the completion of 1,000 hours of continuous service or 12 months.
Plan Administration
The Plan is administered by the Company. Except for matters required by the terms of the Plan, the trust to be decided by the trustee, matters delegated to the Benefit Administration Committee (“BAC”) or the Company's Employee Benefit Trustees Committee (the “EBTC”), the Plan administrator has the exclusive right to interpret the Plan and to decide any and all matters arising under the Plan or in connection with its administration. The Plan designates the EBTC as having certain rights and obligations to control and manage Plan assets, to select investment funds available for investment by Plan participants, and to appoint and remove the trustee and any investment managers retained in connection with the investment of Plan assets. The Plan designates the BAC as the claims fiduciary for the Plan. Certain Plan expenses are paid by the Company.
Contributions
In 2015, the pre-tax contribution amount, Roth contribution (after-tax), or combination of pre-tax and Roth contributions was limited to $18,000, and a catch-up contribution for individuals ages 50 or over was limited to $6,000 per calendar year. Subject to such limitations, participants may generally make basic Roth or pre-tax contributions of 1% to 50% of their compensation, in 1% increments.
Participant contributions may be invested in any of the available investment funds. Participant contributions and earnings thereon are vested and non-forfeitable from the time made.
The Company generally matches a percentage of compensation that a participant contributes to the Plan in amounts defined by the terms of the Plan. In addition, certain production employees receive non-matching Company contributions. Company contributions and earnings vest at a rate of 25% for each year of credited service for most participants, but the vesting schedule differs for certain participant groups. Employees of certain Company production facilities are subject to different pre-tax limits and matching contribution levels.
Investment Options
All contributions are deposited by the Company in trust funds held by Vanguard Fiduciary Trust Company (“Vanguard”) or any successor trustee selected by the EBTC. The values of the trust funds change according to increases or decreases in the values of the assets, gains or losses on sales of assets held therein, and income from dividends and interest. In addition, Vanguard performs all record-keeping functions for the Plan. The trustee maintains as many separate investment funds within its trust funds, with such different investment objectives, as the EBTC deems advisable. During the Plan year ended December 31, 2015, participants were able to allocate their contributions among the available investment options, including mutual funds, collective trust funds and a Company stock fund.
Withdrawals, Loans and Forfeitures
Upon participant termination, retirement, disability or death, or in the event of termination of the Plan without establishment of a successor plan, the amount in the trust fund credited to each participant will be distributed to the participant or to the participant’s beneficiary or other legal representative. Under the Plan, a participant may elect from several alternatives regarding the timing of distributions. Plan withdrawals from certain contribution accounts may be made prior to termination or retirement if a participant is at least age 59 1/2 or for cases of hardship. Hardship distributions are limited to the amount required to meet the need created by the hardship and are made in accordance with guidelines determined by the Company, as defined within the Plan document.
The Plan, subject to certain rules and regulations, permits participants to borrow from their vested account balances. Such loans will be permitted for any purpose provided certain plan conditions and certain other conditions as prescribed by federal law are met. Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are collateralized by the balance in the participant's account and bear interest equal to the prime rate as most recently adjusted, on a quarterly basis and as reported in The Wall Street Journal, plus one percentage point. Principal and interest are paid ratably through payroll deductions for each pay period in which the participant receives compensation from the Company.
Upon termination of employment, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination. Amounts forfeited are used to reduce Company matching contributions required under the Plan. Forfeitures, net of amounts restored, during the years ended December 31, 2015 and 2014 were $12,585 and $9,903, respectively.
Amendments and Termination
The Board delegated authority to amend the Plan to each of the Company's President and Chief Executive Officer, General Counsel and the Senior Vice President of Human Resources, provided that any such amendment is not reasonably expected to increase the Company's liability with respect to the Plan by more than $20,000,000 determined on present value basis. The Company may terminate the Plan or amend the Plan so that Company matching contributions cease. In the case of Plan termination, non-forfeitable rights to the Company matching contributions credited to a participant's account shall automatically vest.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies followed by the Plan are described below.
Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting, with the exception of benefit payments, which are recorded upon distribution.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America(“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.
Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Investment Valuation
The Plan's investments are stated at fair value or net asset value (“NAV”) for collective trust funds. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The EBTC determines the Plan's valuation policies utilizing information provided by the investment advisors and custodian. See Note 4 for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Net appreciation or depreciation in fair value of investments is comprised of net realized and unrealized gains and losses. Net realized gain (loss) is the difference between sale proceeds and historical cost using the average cost method. Unrealized gain (loss) is the difference between the market value of an investment at the end of the plan year and the market value of the same investment at the beginning of the plan year or at its acquisition date if acquired during the plan year. Capital gain distributions are included in dividend income. Investment securities are exposed to various risks, such as interest rate, market and credit.
NOTE 3 – RECENTLY ISSUED AND ADOPTED ACCOUNTING STANDARDS
In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”)  2015-12 “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient,” which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts, including common collective trust assets. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by investment type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type, however plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. This ASU is effective for fiscal years beginning after December 15, 2015 (i.e., the Plan financial statements for the year ending December 31, 2016) with early adoption permitted. The Company early adopted the standard as of December 31, 2015, and applied the provisions retrospectively. The adoption of ASU 2015-12 resulted in the reclassification of $115,477 related to the adjustment from fair value to contract value for a collective trust fund within its Statement of Net Assets Available for Benefits as of December 31, 2014. Additionally, the Company removed its disclosure of individual investments which comprise 5% or more of total net assets available for benefits and the net appreciation or depreciation of fair values by investment type.
In May 2015, the FASB issued ASU No. 2015-07 “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” The updated standard removes the requirement to present investments, for which a practical expedient is used to measure fair value at net asset value, within the fair value hierarchy table. An entity would be required to include such investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value of investments shown on the Statement of Net Assets Available for Benefits. The ASU is effective for fiscal years beginning after December 15, 2015 (i.e., the Plan financial statements for the year ending December 31, 2016) with early adoption permitted. The Company early adopted the standard as of December 31, 2015, and applied the provisions retrospectively. The Company presented the investment disclosure required by ASU 2015-07 in the fair value hierarchy tables for 2015 and 2014 in Note 4, “Fair Value Measurements.”
NOTE 4 – FAIR VALUE MEASUREMENTS
The following tables present the Plan’s assets measured at fair value on a recurring basis as of December 31, 2015 and 2014 as well as the corresponding levels in the fair value hierarchy.

	December 31, 2015		December 31, 2014
	Total	Level 1	Total	Level 1
Mutual Funds	$93,677,183	$93,677,183	$66,631,633	$66,631,633
Common Stock	15,908,335	15,908,335	8,142,574	8,142,574
	109,585,518	109,585,518	74,774,207	74,774,207
Collective Trusts (a)	405,677,373	—	3,553,154	—
	$515,262,891	$109,585,518	$78,327,361	$74,774,207

(a)
In accordance with ASC 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources, while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:
Level 1 — Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 — Inputs are quoted prices of similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.
 Level 3 — Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.
The following is a description of the valuation methodologies used for assets measured at fair value.
Registered Investment Companies — Shares of registered investment companies (mutual funds) are valued at quoted market prices on the last business day of the plan year, which represent the fair market value of shares held by the Plan.
Common Stock — The Company Stock Fund is valued at quoted market prices of shares held by the Plan on the last business day of the plan year plus any uninvested cash holdings.

Collective Trusts — The collective trusts are valued at the NAV of the units held by the Plan. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investment securities could result in a different fair value measurement at the reporting date and it is therefore, at least reasonably possible, that these differences could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
The following table summarizes investments for which the fair value is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014. There are no participant redemption restrictions for these investments and the notice period is applicable only to the Plan.

	Fair Value		Unfunded commitments	Redemption frequency (if currently eligible)	Redemption notice period
	December 31, 2015	December 31, 2014
Vanguard Target Retirement 2010 Trust II	$5,970,528	$—	$—	Daily	None
Vanguard Target Retirement 2015 Trust II	23,076,613	—	—	Daily	None
Vanguard Target Retirement 2020 Trust II	56,394,016	—	—	Daily	None
Vanguard Target Retirement 2025 Trust II	87,200,772	—	—	Daily	None
Vanguard Target Retirement 2030 Trust II	94,050,565	—	—	Daily	None
Vanguard Target Retirement 2035 Trust II	46,881,975	—	—	Daily	None
Vanguard Target Retirement 2040 Trust II	26,871,479	—	—	Daily	None
Vanguard Target Retirement 2045 Trust II	14,406,219	—	—	Daily	None
Vanguard Target Retirement 2050 Trust II	7,701,576	—	—	Daily	None
Vanguard Target Retirement 2055 Trust II	2,406,024	—	—	Daily	None
Vanguard Target Retirement 2060 Trust II	664,308	—	—	Daily	None
Vanguard Target Retirement Income Trust II	5,242,538	—	—	Daily	None
Wells Fargo Stable Value Fund E	26,910,730	—	—	Daily	None
Vanguard Retirement Savings Trust III	7,900,030	—	—	Daily	None
Vanguard Retirement Savings Trust	—	3,553,154	—	Daily	None
	$405,677,373	$3,553,154	$—
NOTE 5 – RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of Post common stock. Post is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions under the provisions of ERISA. At December 31, 2015, these shares had a total cost of $11,892,876 and market value of $15,908,335. During 2015, the Plan purchased $7,439,602 and sold $3,690,870 of such assets. At December 31, 2014, these shares had a total cost of $7,393,043 and market value of $8,142,574. During 2014, the Plan purchased $3,057,497 and sold $2,392,337 of such assets.
The Plan invests in shares of mutual funds and units of collective trusts managed by an affiliate of Vanguard. Vanguard acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.
Fees paid by the Plan for investment management and administrative services were $105,933 for the year ended December 31, 2015.
NOTE 6 – INCOME TAX STATUS
The Plan obtained its latest determination letter on August 12, 2013, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code as a qualified plan exempt from income tax. The Plan has been amended since that date and the Plan’s administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 7 – ASSET TRANSFERS IN
Assets totaling $451,368,262 were merged into the Plan during the year ended December 31, 2015. Of the total transfers, $284,727,111 related to the MOM Brands Profit-Sharing and Savings Plan, $165,654,258 related to the Michael Foods, Inc. Retirement Savings plan and the Northern Star Company 401(k) Salary Reduction Plan and Trust and $986,893 related to the American Blanching Company 401(k) Plan.

Post Holdings, Inc.
Savings Investment Plan
EIN 45-3355106 Plan 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value

*	The Vanguard Group	Vanguard Explorer Fund Admiral Shares	$3,559,260
*	The Vanguard Group	Vanguard Extended Market Index Fund Admiral Shares	5,765,130
*	The Vanguard Group	Vanguard Institutional Index Fund	18,021,681
*	The Vanguard Group	Vanguard International Growth Fund Admiral Shares	3,887,064
*	The Vanguard Group	Vanguard PRIMECAP Fund Admiral Shares	10,439,043
*	The Vanguard Group	Vanguard Prime Money Market Fund	4,533,108
*	The Vanguard Group	Vanguard REIT Index Fund Admiral Shares	5,309,474
*	The Vanguard Group	Vanguard Small-Cap Index Fund Admiral Shares	5,418,586
*	The Vanguard Group	Vanguard Strategic Small-Cap Equity Fund	2,995,009
*	The Vanguard Group	Vanguard Total Bond Market Index Fund Institutional Shares	8,730,827
*	The Vanguard Group	Vanguard Total International Bond Index Fund Admiral Shares	1,311,190
*	The Vanguard Group	Vanguard Total International Stock Index Fund Admiral Shares	4,629,559
*	The Vanguard Group	Vanguard Wellington Fund Admiral Shares	14,942,462
*	The Vanguard Group	Vanguard Windsor II Fund Admiral Shares	4,134,790
		Total Investment in Shares in Registered Investment Companies	93,677,183
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2010 Trust II	5,970,528
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2015 Trust II	23,076,613
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2020 Trust II	56,394,016
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2025 Trust II	87,200,772
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2030 Trust II	94,050,565
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2035 Trust II	46,881,975
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2040 Trust II	26,871,479
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2045 Trust II	14,406,219
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2050 Trust II	7,701,576
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2055 Trust II	2,406,024
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2060 Trust II	664,308
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement Income Trust II	5,242,538
	Wells Fargo Bank, N.A.	Wells Fargo Stable Value Fund E	26,910,730
*	The Vanguard Group	Collective Trust - Vanguard Retirement Savings Trust III	7,900,030
		Total Investment in Shares in Collective Trusts	405,677,373
*	Post Holdings, Inc.	Common Stock - Post Common Stock Fund	15,908,335
*	Loans to Participants	Loans to Participants (various maturity dates, 3.25% - 10.5% interest)	16,287,159
			$531,550,050
* Party in Interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Post Holdings, Inc. Employee Benefit Trustees Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2016	Post Holdings, Inc.
Savings Investment Plan

	By:	/s/ Jeff A. Zadoks
Name: Jeff A. Zadoks
Title: Chairman
Post Holdings, Inc.
Employee Benefits Trustee Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm